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APPROXIMATE LOCATION

Map data ©2021
Women-led
O'o Hawaii

Clean Beauty Skincare

Haleiwa, HI 96712
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THE PITCH
O'o Hawaii is seeking investment to build inventory to sell at scale; support marketing efforts.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $15,000 invested.
Order Online
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OUR STORY

O'o Hawaii is a clean beauty integrative skincare line created by our founder, Holly Harding, INHC, AADP, using antioxidants grown in Hawaii's nutrient rich volcanic ash soil and our exclusive Triple Boosting Complexes™.

We use our proprietary Triple Boosting Complexes™ which scientifically work together to strengthen each ingredient for powerful results
We use antioxidants such as Hawaiian coffeeberry and noni, grown in Hawaii's nutrient rich, volcanic ash soil. This ultra rich soil makes these antioxidants even more powerful when it comes to results in skincare
Clean beauty and cruelty free with a give back to the Keauhou Bird Conservation Center to protect native bird species, of which O'o Hawaii is named
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TRACTION & VALIDATION

O'o Hawaii's efficacy combined with the brand of Hawaii positions us as a clean beauty leader who stands out from the competition!

NEW YOU Beauty and Indie Beauty Expo Best in Show Winner!
Our growing customer list includes: QVC, Free People, Duty Free Stores, TSC, Waldorf Astoria, Samsung Fashion Group, Four Seasons, Universal Companies and many more...
Successfully completed regulatory compliance in: India, Israel, Japan, EU, UK, Canada, Mexico, Australia
See our Press Page at www.oohawaii.com
 75K followers on combined social media @oohawaiibeauty
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THE TEAM
Ashley Harding

COO

20 years' experience in beauty and consumer goods general management, finance human resources, manufacturing, distribution and logistics

Co-founded Bubble shack Hawaii in 2005; grew to >400 retailers; successfully sold in 2016

United States Secretary of Commerce appointed board member of the Hawaii Pacific Export Council

MBA in International Finance and Cost Accounting

Certified Lean Six Sigma Green Belt

Holly Harding
President & Leader of the Flock

Graduate of The Institute for Integrative Nutrition (INHC)

Board Certified by the National Association of Drugless Practitioners (AADP)

Visionary and concept creator for O'o Hawaii

20+ years' experience in personal care product development and business development

Corporate marketing professional

Magna Cum Laude graduate of Boston University

PRESS
O'o Hawaii Press and Media

O'o Hawaii Press and Media

GOLDEN NECTAR FEATURE
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A feature of our hero product Golden Nectar Brightening and Firming Ferulic Serum.

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INTRODUCTION TO O'O HAWAII
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Introduction to O'o Hawaii

INVESTMENT PROSPECTUS AND EXECUTIVE SUMMARY
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Data Room
Intended Use of Funds

Target Raise
Maximum Raise
Inventory $50,000
Working Capital $1,700
Mainvest Compensation $3,300
Total $55,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,725,000	$2,587,500	$3,881,250	$9,703,125	$19,406,250
Cost of Goods Sold	$704,082	$1,056,123	$1,584,184	$3,960,460	$7,920,920
Gross Profit	$1,020,918	$1,531,377	$2,297,066	$5,742,665	$11,485,330

EXPENSES

Utilities	$11,500	$11,787	$12,081	$12,383	$12,692
Salaries	$190,000	$285,000	$427,500	$1,068,750	$2,137,500
Insurance	$11,700	$11,992	$12,291	$12,598	$12,912
Legal & Professional Fees	$7,500	$7,687	$7,879	$8,075	$8,276
3PL	$220,000	$225,500	$231,137	$236,915	$242,837
Accounting	$66,000	$67,650	$69,341	$71,074	$72,850
Sale Commissions	$105,000	$174,250	$178,606	$183,071	$187,647
Marketing	$140,000	$143,500	$147,087	$150,764	$154,533
Operating Profit	$269,218	$604,011	$1,211,144	$3,999,035	$8,656,083

This information is provided by O'o Hawaii. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2018 Balance Sheet
2018 Balance Sheet
2018 Income Statement
2018 Income Statement
2019 Balance Sheet
2019 Balance Sheet
2019 Income Statement
2019 Income Statement
2021 Balance Sheet
Investment Round Status

$55,000

TARGET

$250,000

MAXIMUM

This investment round closes on May 26, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name HIB Management Services LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.75×
Investment Multiple 1.5×
Business's Revenue Share 1%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2026
Financial Condition

O'o Hawaii's financial condition is strong with DTC margins >80%, wholesale margins >65%, and distributor margins >45%. The company

was founded Q1 2017 and officially launched with sales in April 2018. By the end of the year in 2018 top-line sales were greater than 350K. In this industry and the cutting edge clean beauty category, investors can traditionally expect greater than 35% year over year growth. 2019 easily surpassed this 35% growth goal, even with the Covid retail recession impacting O'o Hawaii early, in Q4 2019. With our business as a gateway to APAC, we have sales in Hong Kong and the market there began to see fallout from Covid-19 as early as late October 2019. Please see our 2021 Executive Summary and Investor Prospectus for the full 2020 fallout and recovery plan. O'o Hawaii is positioned to be a clean beauty skincare leader and simply needs to raise capital to build inventory to sell at scale.

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. O'o Hawaii competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. O'o Hawaii's leadership and sales team have proven success in this category to mitigate this risk.

The Company Might Need More Capital

O'o Hawaii might need to raise more capital in the future to fund/expand operations, s, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If O'o Hawaii is unable to obtain additional funding when needed, it could be forced to delay its business plan.

Subordination

The Notes shall be subordinated to all indebtedness of O'o Hawaii to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of O'o Hawaii to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

O'o Hawaii operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which O'o Hawaii and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, O'o Hawaii is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt O'o Hawaii

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect O'o Hawaii's financial performance or ability to continue to operate. In the event O'o Hawaii ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of Ongoing Information

O'o Hawaii will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and O'o Hawaii is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although O'o Hawaii will carry some insurance, O'o Hawaii may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, O'o Hawaii could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect O'o Hawaii's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If O'o Hawaii needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if O'o Hawaii is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if O'o Hawaii fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of O'o Hawaii, and the revenue of O'o Hawaii can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by O'o Hawaii. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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